UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 22)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

September 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
55.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 39,771,809 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom AG (“Deutsche Telekom”)), and (iii) 5,000,000 shares of Common Stock held by Claure Mobile L.L.C. (“Claure Mobile”), and subject to the Claure Proxy. Raul Marcelo Claure and Claure Mobile are referred to together as the “Claure Parties”.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***	Based on 1,176,457,229 shares of Common Stock outstanding as of July 21, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on July 27, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
55.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***	Based on 1,176,457,229 shares of Common Stock outstanding as of July 21, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on July 27, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
55.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***	Based on 1,176,457,229 shares of Common Stock outstanding as of July 21, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on July 27, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
55.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***	Based on 1,176,457,229 shares of Common Stock outstanding as of July 21, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on July 27, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 22 (this “Amendment No. 22”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 22 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

Item 3.          Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.          Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.          Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended by removing the paragraph added thereto by Amendment No. 21 to the Schedule 13D filed with the Commission on September 14, 2023, and supplemented as follows:

Entry into Rule 10b5-1 Plan of Sale

On September 13, 2023, DT Holding entered a Stock Sale Instruction (the “10b5-1 Plan”) with Citigroup Global Markets Inc., an SEC-registered broker-dealer (“CGMI”), that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Exchange Act.  Under the 10b5-1 Plan, (a) CGMI is authorized to sell Common Stock on behalf of DT Holding but not to purchase Common Stock, (b) sales of Common Stock will commence no earlier than January 2, 2024 and (c) no sales of Common Stock will be made under the 10b5-1 Plan after March 11, 2024.

Contribution of Common Stock

On September 19, 2023, Deutsche Telekom contributed 66,519,814 shares of Common Stock to its indirect, wholly-owned subsidiary, DT Holding, which now holds such shares directly. Such transfer did not represent any change in pecuniary interest of any of the Reporting Persons or their affiliates in any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:          September 20, 2023

DEUTSCHE TELEKOM AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Dr. Ulrich Zwach
	Name:	Dr. Ulrich Zwach
	Title:	Vice President DT Legal

T-MOBILE GLOBAL ZWISCHENHOLDING GMBH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

T-MOBILE GLOBAL HOLDING GMBH

By:	/s/ Dr. Uli Kühbacher
	Name:	Dr. Uli Kühbacher
	Title:	Managing Director

By:	/s/ Alexander Fleitling
	Name:	Alexander Fleitling
	Title:	Managing Director

DEUTSCHE TELEKOM HOLDING B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Jan Willem Hesselink
	Name:	Jan Willem Hesselink
	Title:	Managing Director